

Mail Stop 3030

April 7, 2009

<u>VIA U.S. Mail and Facsimile +31 40 268 2000</u>

Peter T.F.M. Wennink
Chief Financial Officer
ASML Holding N.V.
De Run 6501
5504 DR Veldhoven
The Netherlands

      Re: **ASML Holding N.V.**
               Form 20-F for the fiscal year ended December 31, 2008
               Filed January 26, 2009
               File No. 001-33463

Dear Mr. Wennink:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Peter T.F.M. Wennink
ASML Holding N.V.
April 7, 2009
Page 2

Form 20-F for the Fiscal Year Ended December 31, 2008

Item 5. Operating and Financial Review and Prospects, page 17

A. Operating Results, page 22

Critical Accounting Policies Using Significant Estimates, page 23

Evaluation of long-lived assets for impairment and costs associated with exit or disposal activities, page 25

1.   In the interest of providing readers with a better insight into management's judgments into accounting for goodwill, please tell us and consider disclosing the following in future filings:

·   The reporting unit level at which you test goodwill for impairment and your basis for that determination;
·   Each of the valuation methodologies used to value goodwill (if multiple approaches are used), including sufficient information to enable a reader to understand how each of the methods differ, the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful for the company in preparing the goodwill impairment analyses.
·   How you weight each of the methods used including the basis for that weighting (if multiple approaches are used).
·   A quantitative and qualitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes;
·   If applicable, how the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes;

Results of Operations 2008 Compared to 2007, page 30

2.   We see that during 2008 you decreased your warranty reserve by EUR 33.4 million due to a change in accounting estimate. Please tell us how you considered the disclosure requirements of Item 5(A) of Form 20-F with respect to describing the change and indicating the extent to which income was so affected. In addition, if the change is material to your results of operations, please also consider the need to disclose the effect on income from continuing operations, net income and any related per-share amounts of the current period within Note 13 to your consolidated financial statements, in accordance with paragraph 22 of SFAS 154.

3.   Please tell us and disclose in future filings, consistent with SAB Topic 5.P.4, a
        quantification of the expected effects on future earnings and cash flows resulting
        from the exit plan, along with the initial period in which you expect to realize
        those effects. In addition, please reconcile the disclosure on page 35 stating that
        by the first quarter of 2009 you expect to have cut operational expenses by EUR
        50 million per quarter with your disclosure on page F-25 discussing an annual
        expected cost savings from the restructuring of EUR 9.6 million.

D. Trend Information, page35

4.   We note that you have current year purchase obligations of EUR 919 million,
        which represents 92% of your inventory balance at December 31, 2008. We also
        see that you have cash on hand of EUR 1.1 million and that your backlog has
        decreased between 2007 and 2008. Please tell us whether it is reasonably likely
        that this obligation will have a material effect on the company's profitability,
        liquidity or capital resources.   Refer to Item 5(D) of Form 20-F. In that regard,
        please tell us the significant terms of your obligation which would allow you to
        delay 'the main part' of your obligation for one or two years as discussed on page
        38.

E. Off-Balance Sheet Arrangements, page 36

5.   You disclose that you have other off-balance sheet arrangements on page 37.
        Please tell us how you considered the disclosure requirements of Item 5(e) of
        Form 20-F with respect to these off-balance sheet arrangements.

Consolidated Financial Statements, page F-1

Note 1. General Information/Summary of Significant Accounting Policies, page F-6

Change in Accounting Policy, page F-6

6.   We see that you changed your accounting for free or discounted products or
        services. Please request your auditors to tell us how they considered AS 6 issued
        by the PCAOB and Article 2-02(c) of Regulation S-X, which states the
        accountant's report should include the auditor's opinion on the consistency of the
        application of the accounting principles, or any changes in such principles which
        have a material effect on the financial statements.

7.   Please tell us whether the change in accounting policy had a material impact on
        your financial statements in 2008 or in the trends of your financial statements and,
        if so, how you considered Item 5(A) of Form 20-F.

8.   Please tell us and disclose in future filings the significant terms of your
        agreements for granting free or discounted products or services to customers as
        part of volume purchase agreements. Tell us whether the discount is incremental
        and more than insignificant. Tell us whether the discount applies to products and
        services which are specified or unspecified, whether there is sufficient evidence of
        the fair values of those products or services, and whether or not the maximum
        amount of the discount can be quantified.

9.   Please show us how you apply your accounting policy whereby you allocate the
        consideration received between the award credits and the other elements of the
        sales transaction for a typical transaction. Show us how this policy considers the
        discounted or free products or services that will be delivered in the future and the
        consideration, if any, which will be received for those products or services. Given
        your use of the term 'multiple element revenue transaction,' please clarify for us
        and in future filings whether or not you are applying EITF 00-21 to these
        transactions and, if so, tell us how you have applied this guidance given the scope
        exception in paragraph 4(b).

Evaluation of Long-Lived Assets for Impairment, page F-9

10.   Please tell us and expand future filings to make more detailed and specific
        disclosure about how you identify and measure goodwill impairment. Please
        expand to address the reporting unit concept and to disclose how you identified
        reporting units and how you allocated goodwill to those reporting units.

Revenue Recognition, page F-10

11.   We note that you determine the fair value of undelivered elements based upon
        VSOE "except for the fair value of the prepaid extended optic warranty which is
        based on the list price." Please tell us how you considered EITF 00-21, including
        paragraphs 12 and 16 in determining the fair value of the prepaid extended optic
        warranty.

Contingencies and Litigation, page F-12

12.   We note that you did not record estimated losses because management determined
        that a loss was not probable or was not reasonably estimable. Please tell us how
        you considered paragraph 10 of SFAS 5 in determining whether disclosure should
        be made of the nature of the contingency and an estimate of the possible loss or
        range of loss or stating that such an estimate cannot be made.

Net Income per Ordinary Share, page F-12

13.   Please tell us how you considered the disclosures required by paragraph 40(c) of SFAS 128.

Note 6. Accounts Receivable, page F-18

14.   We reference the EUR 37 million of accounts receivable from Qimonda, which has filed for insolvency. Please tell us why you believe that you will be able to recover the systems sold to Qimonda. And, assuming recovery of the systems, tell us why you believe that recovery of the systems will substantially cover the $37 million outstanding from Qimonda, especially considering the current decrease in demand for your product. For example, discuss the type of systems sold to Qimonda, when the systems were sold and your current demand for that type of system.

15.   In addition, tell us whether you considered that the amounts outstanding from Qimonda should be recorded as long-term receivables at December 31, 2008.

Note 8. Inventories, page F-19

16.   Please reconcile the amount of inventory impairment disclosed on page F-14 with the table on page F-19. In addition, we note your disclosure on page F-8 that you make allowances for slow moving, obsolete or unsaleable inventory. Please tell us and disclose in future filings how you determine the amount of your impairment losses for inventory.

17.   As a related matter, please tell us and disclose in future filings the nature of the line item "utilization of the provision" in the table on page F-19. Discuss whether the amounts represent sales or scraps of impaired products. Please tell us and disclose in MD&A in future filings, if significant, the impact on gross profit from sales of inventory previously written down.

Note 10. Goodwill, page F-20

18.   We see that revenues and net income continue to decline, your market value and those of your peers have decreased, and you expect continued decreases in demand, orders and revenue during fiscal 2009. Also, you are undergoing significant restructuring activities. We note that your goodwill is related to the acquisition of Brion in fiscal 2007 and that you have recently recorded impairment charges related to certain intangible assets related to that acquisition. Please tell us how you considered these factors in determining whether goodwill was impaired at December 31, 2008. In addition, tell us whether these items are

indicators of potential impairment that would require you to perform a goodwill impairment analysis subsequent to December 31, 2008.

Note 12. Property, Plant and Equipment, page F-22

19.   We note that you had disposals of machinery and equipment of EUR 51,104,000 in 2007 and EUR 91,024,000 in 2008. You disclose that some of your disposals represent systems that are transferred back to inventory for sale. Please tell us how you account for the transfer of inventory to property, plant and equipment and the transfer of property, plant and equipment to inventory in your statements of cash flows and why.

Note 13. Accrued Liabilities and Other Liabilities, page F-23

20.   We note that you update your warranty estimates periodically. Please tell us and disclose in future filings how often you update your estimates for warranties. Please also reconcile the term of your optic parts warranty of sixty months on page F-11 with the term of four years on page F-24.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact me at (202) 551-3604 or Kristin Lochhead at (202) 551-3664 if you have questions.   In this regard, please do not hesitate to contact Brian Cascio, Accounting Branch Chief, at (202) 551-3676 with any other questions.

Sincerely,

Kate Tillan
Assistant Chief Accountant